Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco finalizes acquisitions of South African Professional Diamond Drilling Equipment and Mining Drilling Services

Stockholm, Sweden, October 1, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 390

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco finalizes acquisitions of South African Professional Diamond Drilling Equipment and Mining Drilling Services

Märsta, Sweden, October 1, 2003—After approval from the regulatory authorities, Atlas Copco South Africa (Pty) Ltd has today acquired the businesses conducted by the two companies, Professional Diamond Drilling Equipment (Pty) Ltd and Mining Drilling Services (Pty) Ltd, Johannesburg, South Africa. Calculated on 2002 figures, the combined annual revenue is approximately MSEK 90 (M€ 10) and there are 60 employees. The purchase price was not disclosed.

Professional Diamond Drilling Equipment Pty is a leading manufacturer of diamond drill bits with a direct sales organization for exploration drilling equipment. Mining Drilling Services Pty is a distribution company specializing in the supply of exploration drilling equipment to contractors and mines. Both companies serve the African market.

The two companies will be joined into one unit called Atlas Copco Exploration Products Africa. The new unit will produce exploration products and supply and service the complete range of Atlas Copco exploration products for the African continent.

Atlas Copco Exploration Products Africa is now part of the division Atlas Copco Craelius within the Atlas Copco Construction and Mining Technique business area. The acquisitions are in line with the division's strategy to expand the business to provide equipment for the mineral exploration field.

Atlas Copco Craelius is a division within the Atlas Copco Group developing, manufacturing and marketing equipment for *exploration drilling and ground engineering applications. The head office is located in Märsta, Sweden, and manufacturing units are* located in Sweden, Canada and China. The division employs approx. 300 people worldwide. More information is available on www.atlascopco.com/craelius.

Atlas Copco *is an international industrial Group with its head office in Stockholm, Sweden. In 2002,* the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.